FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

ANNUAL REPORT

of

The Government of Jamaica

(Name of Registrant)

Date of end of last fiscal year: March 31, 2019

SECURITIES REGISTERED

(As of close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
—*	—	—

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Cathleen E. McLaughlin, Esq.

Paul Hastings LLP

200 Park Avenue

New York, NY 10166

*	The Government of Jamaica files Annual Reports on Form 18-K voluntarily in order for the Government of Jamaica to incorporate such Annual Reports into its shelf registration statements.

EXPLANATORY NOTE

This Amendment No. 2 to the Annual Report of the Government of Jamaica on Form 18-K for the year ended March 31, 2019 is being filed to update such Annual Report for recent developments.

CONTENTS

This Amendment No. 2 to the Annual Report of the Government of Jamaica on Form 18-K for the year ended March 31, 2019 comprises:

(a)	Pages numbered 1 to 4 consecutively

(b)	The following exhibit:

The following exhibits:

Exhibit D	Recent Developments.

Exhibit 1	Underwriting Agreement, dated as of September 11, 2019, entered into between the Government of Jamaica, BofA Securities, Inc. and Citigroup Global Markets Inc.

Exhibit 2	Form of 7.875% Notes due 2045.

Exhibit 3	Opinion and Consent of the Office of the Attorney General of Jamaica, relating to the 7.875% Notes due 2045.

Exhibit 4	Opinion and Consent of Paul Hastings LLP, New York counsel to the Government of Jamaica, relating to the 7.875% Notes due 2045.

SIGNATURE

Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant, the Government of Jamaica, has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kingston, Jamaica on October 2, 2019.

GOVERNMENT OF JAMAICA

By:	/s/ Nigel Clarke
Name:	Nigel Clarke, DPhil, MP
Title:	Minister of Finance and the Public Service

EXHIBIT INDEX

Exhibit	Description

D	Recent Developments.

1	Underwriting Agreement, dated as of September 11, 2019, entered into between the Government of Jamaica, BofA Securities, Inc. and Citigroup Global Markets Inc.

2	Form of 7.875% Notes due 2045.

3	Opinion and Consent of the Office of the Attorney General of Jamaica, relating to the 7.875% Notes due 2045.

4	Opinion and Consent of Paul Hastings LLP, New York counsel to the Government of Jamaica, relating to the 7.875% Notes due 2045.